

Mail Stop 3561

March 3, 2017

James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

> **Re: Lions Gate Entertainment Corp.**
> **Form 10-K for the Fiscal Year Ended March 31, 2016**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2016**
> **Form 8-K furnished February 8, 2017**
> **File No. 001-14880**

Dear Mr. Barge:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Media Networks Supplemental Pro Forma Financial Information, pages 69 and 84

1. We note that you have included pro forma information for the Media Network segment for both the three and nine months ended December 31, 2016. You disclose that the effects of purchase accounting do not affect segment profit and therefore such adjustments are not included. In this regard, please provide further details on the nature of the expenses included within direct operating expenses, distribution and marketing expenses, and general and administrative expenses given that your pro forma financial

statements for the Starz acquisition furnished in an 8-K on December 9, 2016 reflect adjustments to eliminate intercompany revenue between Lions Gate and Starz, as well adjustments concerning general and administrative expenses in adjustments A14 through A17 which appear to impact segment profit. We may have further comment upon receipt of your response.

Form 8-K furnished February 8, 2017

Exhibit 99.1

2. Please revise your reconciliation of Adjusted OIBDA to operating loss on page 11 to begin with the GAAP measure, operating loss rather than non-GAAP measure, Adjusted OIBDA. Similarly, please revise your reconciliation of Adjusted EBITDA on page 18 to begin with net income (loss). Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

3. In addition, please revise your adjustments so that you are not adjusting GAAP measures by adjusted items. In this regard, we note that you have adjustments to operating loss for "adjusted depreciation and amortization" and "adjusted share-based compensation expense" which are also non-GAAP measures. Each adjustment should be listed and explained separately. Please revise accordingly.

4. It would appear as though the information presented on pages 13 through 15 represent pro forma information derived from combining the Starz and Lions Gate information prior to the merger at the beginning of your fiscal year 2017. Please revise to appropriately label this information as "pro forma."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure